



SI |||||||||||||||||||||||||| ES
03013546 ;E COMMISSION
20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-13910

REPORT FOR THE PERIOD BEGINNING   **01/01/02**   AND ENDING   **12/31/02**
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **New England Securities Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

399 Boylston Street, 8th Floor

(No. and Street)

Boston	**Massachusetts**	**02116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Hipworth

(732) 326-4048

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Paul D. Hipworth, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to New England Securities Corporation and subsidiaries for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ _____
Signature   Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this day of February 2003

_____
Notary Public

NEW ENGLAND SECURITIES CORPORATION
(SEC. I.D. No. 8-13910)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
Public Document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
New England Securities Corporation:

We have audited the accompanying consolidated statement of financial condition of New England Securities Corporation and subsidiaries (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of New England Securities Corporation and subsidiaries at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

[signature]

February 14, 2003

Deloitte
Touche
Tohmatsu

NEW ENGLAND SECURITIES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$20,996,032
Cash segregated pursuant to Federal regulations	1,100,100
Commissions and fees receivable	6,710,889
Receivable from brokers and clearing organizations	2,659,078
Securities owned, at market value	52,911
Prepaid expenses	334,490
Deferred tax asset	1,867,700
Other assets	612,144
TOTAL ASSETS	$34,333,344

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$12,862,276
Due to parent and affiliates	10,030,145
Securities sold but not yet purchased, at market value	48,701
Accrued expenses and other liabilities	2,545,205
Total liabilities	25,486,327
STOCKHOLDER'S EQUITY:	
Common stock, $250 par value; authorized, 2,000 shares; outstanding, 1,000 shares	250,000
Additional paid-in capital	48,477,106
Accumulated deficit	(39,880,089)
Total stockholder's equity	8,847,017
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$34,333,344

See notes to consolidated statement of financial condition.

NEW ENGLAND SECURITIES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

1. ORGANIZATION

New England Securities Corporation (the "Company") is a wholly-owned subsidiary of New England Life Holdings, Inc., and was established in 1968. New England Life Holdings, Inc. is a wholly-owned subsidiary of New England Life Insurance Company ("NELICO"). NELICO is a subsidiary of Metropolitan Life Insurance Company ("Metropolitan").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 ("the 1934 Act"), a registered investment advisor under the Investment Advisors Act of 1940, and is a member of the National Association of Securities Dealers, Inc. The Company's business includes the offering of equity and debt securities, mutual funds, proprietary and non-proprietary wrap programs as well as financial planning services. The Company is the national distributor for variable annuity and variable life products issued by NELICO.

The Company clears the majority of its transactions through Pershing LLC ("Pershing").

The Company is the sole owner of Hereford Insurance Agency, Inc., and Hereford Insurance Company of Hawaii, Inc. (collectively "Hereford").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America. The accompanying consolidated statement of financial condition consolidates the accounts of the Company and Hereford (collectively the "Firm"). All significant intercompany balances have been eliminated.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. Included as cash equivalents is $14,183,977 in money market funds sponsored by the Company's clearing broker. Substantially all the remaining balance is cash on deposit with Fleet Bank and PNC Bank.

Income Taxes - The Company is a member of the consolidated federal income tax group established by Metropolitan for its wholly owned subsidiaries. Accordingly, computed taxes payable or receivable are due to or from the parent. The Company participates in a Tax Sharing Agreement with Metropolitan. The Company applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

Use of Estimates in the Preparation of Statement of Financial Condition - The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from these estimates.

Fair Value of Financial Instruments – SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Firm to report the fair value of financial instruments, as defined. Substantially all of the Firms financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Accounting Pronouncements - In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The Firm believes that FIN 45 will not have a material impact on its consolidated statement of financial condition.

In January 2003, the FASB issued Financial Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*, which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that is acquired prior to February 1, 2003. The Firm intends to adopt the provisions of FIN 46 as required in 2003 and does not believe that FIN 46 will have a material impact on its consolidated statement of financial condition.

3. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold But Not Yet Purchased
Equity securities	$ 51,071	$ 48,701
Obligations of U.S. government and agencies	1,840	-
	$ 52,911	$ 48,701

4. RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

Substantially all clearing and depository operations for the Company's and customers' securities transactions are provided by Pershing pursuant to a clearing agreement. At December 31, 2002, approximately $2,649,000 is on deposit with Pershing in interest bearing accounts. This balance is included in receivable from brokers and clearing organizations in the accompanying balance sheet. Securities owned are held in the custody of Pershing. Pershing has the ability to pledge the securities in its custody.

The Company has agreed to indemnify Pershing for losses which may be sustained as a result of the failure of customers introduced by the Company to Pershing to satisfy their obligations in connection with their securities transactions.

The Company is a member National Securities Clearing Corporation ("NSCC") and settles various transactions utilizing the services of NSCC. At December 31, 2002, approximately $10,000 was receivable from NSCC.

5. RELATED PARTY TRANSACTIONS

Due to parent and affiliates represents the reimbursements payable for administrative, operations and support services provided by Metropolitan and its other subsidiaries. The Company had no amounts due from parent and affiliates.

6. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2002, the Company had net capital of approximately $3,371,000 which was approximately $3,121,000 in excess of the requirement of $250,000.

7. EMPLOYEE BENEFIT PLANS

Metropolitan sponsors and administers defined benefit and defined contribution pension plans. The benefits are based on years of credited service and final average earning history. Metropolitan's funding policy is to require subsidiaries to contribute their portion of the amount necessary to satisfy IRS contribution guidelines.

8. INCOME TAXES

The deferred income tax asset recorded in the consolidated statement of financial condition as of December 31, 2002 consists of:

Deferred tax assets	
Legal reserves	$ 1,579,400
Incentive compensation - accrued	98,900
Bad debts	141,700
Unrealized losses	119,900
Write-down of reserves	182,500
Other	64,000
	2,186,400
Deferred tax liabilities	
Post retirement benefit	(170,600)
Depreciation	(42,100)
State taxes	(87,200)
Other	(18,800)
Net deferred tax asset	$ 1,867,700

The Company has not provided for a valuation allowance against the deferred tax asset as management has determined it is more likely than not that the deferred tax asset will be realized.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, various legal and arbitration matters arise for the Company. Some of these matters involve substantial amounts, including punitive damages. In most cases, the Company believes it has substantial and meritorious defenses and intends to vigorously contest these matters. Although the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with legal counsel, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated statement of financial condition.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing brokers provide that the Company is obligated to assume any responsibility related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold but not yet purchased by the Company at December 31, 2002 involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

* * * * * *

Deloitte &.Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte
& Touche

February 14, 2003

New England Securities Corporation
501 Boylston Street
Boston, MA 02116

Dear Sirs/Madams:

In planning and performing our audit of the consolidated financial statements of New England
Securities Corporation (the "Company") and subsidiaries for the year ended December 31, 2002 (on
which we issued our report dated February 14, 2003), we considered its internal control, including
control activities for safeguarding securities, in order to determine our auditing procedures for the
purpose of expressing an opinion on the consolidated financial statements and not to provide assurance
on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a
study of the practices and procedures followed by the Company (including tests of compliance with
such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1)
in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and
the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts,
verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in
complying with the requirements for prompt payment for securities under Section 8 of Regulation T of
the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical
possession or control of all fully paid and excess margin securities of customers as required by Rule
15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and
the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected benefits and related costs
of internal control and of the practices and procedures, and to assess whether those practices and
procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission")
above-mentioned objectives. Two of the objectives of internal control and the practices and procedures
are to provide management with reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or
disposition, and that transactions are executed in accordance with management's authorization and
recorded properly to permit the preparation of financial statements in conformity with accounting
principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives
of the practices and procedures listed in the preceding paragraph.



Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte Touche LLP